

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

John Karatzaferis
President and Chief Executive Officer
Bare Metal Standard, Inc.
3604 S. Banner Street
Boise, ID 83709

> **Re: Bare Metal Standard, Inc.**
> **Correspondence filed December 14, 2020**
> **Form 8-K Filed October 27, 2020**
> **File No. 000-55795**

Dear Mr. Karatzaferis:

We issued comments on the above captioned filing on December 27, 2020. On February 11, 2021, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Coldicutt